UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 2025

Commission File Number 001-42647

ETORO GROUP LTD.

(Exact name of registrant as specified in its charter)

30 Sheshet Hayamim St.,

Bnei Brak, Israel 5120261

(Address of principal executive offices including zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Explanatory Note

On May 15, 2025, eToro Group Ltd. (the “Company”) consummated its initial public offering (“IPO”) of 13,711,470 shares of Class A Common Shares, no par value (“Class A Common Shares”), including the issuance of 1,788,452 Class A Common Shares as a result of the underwriters’ exercise of the over-allotment option in full, at a price to the public of $52.00 per share. The gross proceeds to the Company from the initial public offering were $403.0 million, before deducting underwriting discounts and commissions and estimated offering expenses payable by the Company.

In connection with the IPO, the Company entered into the following agreements, forms of which were previously filed as exhibits to the Company’s Registration Statement on Form F-1 (File No. 333-286050), for the IPO, initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 24, 2025, as amended (the “Registration Statement”):

●	an Underwriting Agreement (the “Underwriting Agreement”), dated as of May 13, 2025, by and among the Company, the selling shareholders named in Schedule II thereto and Goldman Sachs & Co. LLC, Jefferies LLC, UBS Securities LLC and Citigroup Global Markets Inc., as representatives of the several underwriters named in Schedule I thereto; and

●	the Fifth Amended and Restated Investors’ Rights Agreement (the “Investors’ Rights Agreement”), dated May 5, 2025, by and among the Company and certain of its shareholders party thereto.

The material terms of such agreements are fully described in the Company’s final prospectus, dated May 13, 2025 (the “Prospectus”), relating to the Registration Statement, filed with the Securities and Exchange Commission on May 14, 2025, pursuant to Rule 424(b) under the Securities Act of 1933, and are incorporated herein by reference.

On May 14, 2025, the Company filed its amended and restated memorandum and articles of association (the “A&R memorandum and articles”) with the British Virgin Islands register. The Company’s A&R memorandum and articles became effective in connection with the closing of the IPO. As described in the Prospectus, the Company’s board of directors and shareholders previously approved the A&R memorandum and articles to be effective immediately prior to the closing of the IPO. A description of certain provisions of the A&R memorandum and articles is set forth in the section titled “Description of Share Capital” in the Prospectus.

The foregoing descriptions of the Underwriting Agreement, the A&R memorandum and articles and the Investors’ Rights Agreement are qualified in their entirety by reference to the Underwriting Agreement, the A&R memorandum and articles and the Investors’ Rights Agreement filed as Exhibits 1.1, 3.1 and 4.1 hereto, respectively, which are each incorporated herein by reference.

Exhibit Index

Exhibit No.	Description
1.1	Underwriting Agreement, dated as of May 13, 2025, by and among the Company, the selling shareholders named in Schedule II thereto and the representatives of the several underwriters
3.1	Amended and Restated Memorandum and Articles of Association
4.1	Fifth Amended and Restated Investors’ Rights Agreement, by and among the Company and the investors named in Schedule A thereto, dated as of May 5, 2025

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 15, 2025	ETORO GROUP LTD.

	By:	/s/ Jonathan Alexander Assia
Jonathan Alexander Assia
Chief Executive Officer

2